Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2025

Shenzhen, China, August 14, 2025 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights:

•	Total revenues were US$104.0 million, representing an increase of 30.6% year-over-year.

•	Subscription revenues were US$36.4 million, representing an increase of 10.5% year-over-year.

•	Live-streaming and other services revenues were US$37.6 million, representing an increase of 85.5% year-over-year.

•	Cloud computing revenues were US$30.0 million, representing an increase of 13.6% year-over-year.

•	Gross profit was US$51.2 million, representing an increase of 25.9% year-over-year, and gross profit margin was 49.3% in the second quarter, compared with 51.1% in the same period of 2024.

•	Net income was US$727.4 million in the second quarter, compared with net income of US$2.5 million in the same period of 2024.

•	Non-GAAP net income[1] was US$8.3 million in the second quarter, compared with non-GAAP net income of US$3.2 million in the same period of 2024.

•	Diluted income per ADS was US$11.48 in the second quarter, compared with diluted earnings per ADS of US$0.04 in the same period of 2024.

•	Non-GAAP diluted earnings per ADS[2] were US$0.13 in the second quarter, compared with non-GAAP diluted earnings per ADS of US$0.05 in the same period of 2024.

“The second quarter of 2025 marked a significant milestone for Xunlei. The successful acquisition of Hupu, the initial public offering of one of our investee companies and a year-over-year revenue growth of 30.6% collectively underscored the company's strong performance during the quarter,” commented by Mr. Jinbo Li, Chairman and CEO of Xunlei.

“All of our core businesses demonstrated robust growth during the second quarter, primarily driven by the introduction of new functionalities and the optimization of existing products, ensuring that our offerings remain aligned with the evolving user needs. Our core businesses were further supported by refined and customized marketing campaigns that enabled us to more effectively reach a broader user base. In addition, our cloud computing business made significant progress by delivering cost-effective services while addressing ongoing challenges and transforming them into growth opportunities.”

“I’m thrilled that we booked unrealized pre-tax gains of $720 million on our investment in Arashi Vision Inc. (“Arashi Vision”, also known as Insta360) after it completed IPO in June this year. I believe future returns on this investment will lay a firm foundation for our sustained endeavor in operations enhancement and pursuing innovative growth opportunities in emerging industries. And we intend to explore all options to create long-term value for our shareholders,” Mr. Li concluded.

1 Non-GAAP net income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

2 Non-GAAP earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

Second Quarter 2025 Financial Results

Total Revenues

Total revenues were US$104.0 million, representing an increase of 30.6% year-over-year. The increase in total revenues was mainly attributable to the increased revenues generated from our major business operations.

Revenues from subscription were US$36.4 million, representing an increase of 10.5% year-over-year. The increase in subscription revenues was mainly driven by the increase in the number of subscribers and the increased average revenue per subscriber. The number of subscribers was 6.40 million as of June 30, 2025, compared with 5.71 million as of June 30, 2024. The average revenue per subscriber for the second quarter was RMB40.8, compared with RMB39.5 in the same period of 2024. The higher average revenue per subscriber was due to the increased proportion of premium subscribers which have higher average revenue per subscriber.

Revenues from live-streaming and other services were US$37.6 million, representing an increase of 85.5% year-over-year. The increase was mainly due to the growth of our overseas audio live-streaming businesses as well as advertising business as a result of the acquisition of Hupu.

Revenues from cloud computing were US$30.0 million, representing an increase of 13.6% year-over-year. The increase in cloud computing revenues was mainly attributable to the increased demand from major customers for our cloud computing services.

Costs of Revenues

Costs of revenues were US$52.3 million, representing 50.3% of our total revenues, compared with US$38.6 million, or 48.5% of the total revenues, in the same period of 2024. The increase in costs of revenues was mainly attributable to the increase in bandwidth costs and revenue-sharing expenses in our overseas audio live-streaming operations, generally in line with the growth in revenues.

Bandwidth costs, as included in costs of revenues, were US$31.9 million, representing 30.7% of our total revenues, compared with US$25.8 million, or 32.4% of the total revenues, in the same period of 2024. The increase in bandwidth costs was primarily due to the increased sales of our cloud computing services and more usage of Xunlei Cloud as a result of the increased user subscriptions.

The remaining costs of revenues mainly consisted of revenue-sharing costs for our live streaming business and payment handling charges.

Gross Profit and Gross Profit Margin

Gross profit for the second quarter of 2025 was US$51.2 million, representing an increase of 25.9% year-over-year. Gross profit margin was 49.3% in the second quarter of 2025, compared with 51.1% in the same period of 2024. The increase in gross profit was mainly contributed by our overseas audio live-streaming business, subscription business and advertising business. The decrease in gross profit margin was mainly attributable to the decreased gross profit margin of our cloud computing business.

Research and Development Expenses

Research and development expenses for the second quarter of 2025 were US$18.4 million, representing 17.7% of our total revenues, compared with US$17.5 million, or 21.9% of our total revenues, in the same period of 2024. The increase was primarily due to the increased labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter of 2025 were US$21.6 million, representing 20.8% of our total revenues, compared with US$10.9 million, or 13.7% of our total revenues, in the same period of 2024. The increase was primarily due to more marketing expenses incurred during the quarter for our subscription and overseas audio live-streaming businesses as part of our ongoing efforts on user acquisition.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2025 were US$9.8 million, representing 9.4% of our total revenues, compared with US$11.2 million, or 14.1% of our total revenues, in the same period of 2024. The decrease was primarily due to the decrease in provision for litigation, depreciation expenses and labor costs during the second quarter of 2025.

Operating Income

Operating income was US$1.1 million, compared with an operating income of US$1.0 million in the same period of 2024.

Other Income, Net

Other income, net was US$721.8 million, compared with other income, net of US$2.5 million in the same period of 2024. The increase was primarily attributed to changes in the fair value of our long-term investment in Arashi Vision, which completed its initial public offering in June 2025.

Net Income /Earnings Per ADS

Net income was US$727.4 million compared with net income of US$2.5 million in the same period of 2024. The increase in net income was primarily due to the increase in other income. Non-GAAP net income was US$8.3 million in the second quarter of 2025, compared with US$3.2 million in the same period of 2024. The increase in Non-GAAP net income was primarily due to the increase in operating income and income tax benefits.

Diluted income per ADS in the second quarter of 2025 was US$11.48, compared with diluted earnings per ADS of US$0.04 in the second quarter of 2024. Non-GAAP diluted earnings per ADS was US$0.13 in the second quarter of 2025, compared with non-GAAP diluted earnings per ADS of US$0.05 in the same period of 2024.

Cash Balance

As of June 30, 2025, the Company had cash, cash equivalents and short-term investments of US$275.6 million, compared with US$274.6 million as of March 31, 2025. The increase was mainly due to the increase in proceeds from bank borrowings and net cash inflow from operating activities, partially offset by the payment for acquisition of Hupu.

Share Repurchase Program

On June 4, 2024, Xunlei announced that its Board of Directors had authorized a new plan for the repurchase of up to US$20 million of its ADSs or shares over the 12 months that followed. As of June 4, 2025, the Company had spent US$6.5 million on share buybacks under this new share repurchase program. No shares were repurchased during the second quarter of 2025.

Guidance for the Third Quarter of 2025

For the third quarter of 2025, Xunlei estimates total revenues to be between US$116 million and US$124 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 15.4%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on August 14, 2025 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register-conf.media-server.com/register/BIabbd063cae6a446fb886ac0e34178df3

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/z5u2t3ti

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, impairment loss of goodwill and fair value changes of long-term investments, which are not expected to result in future cash payments, may recur from period to period but are subject to significant market volatility, and which are not indicative of our core operating results and business outlook. These adjustments do not affect the recognition or measurement of these items under GAAP but are presented solely to supplement investors’ understanding of our operating performance.

These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring item in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

The Company has not recast prior period non-GAAP measures to exclude fair value changes of long-term investments, as such amounts in prior periods were immaterial and would not affect investors’ understanding of period-to-period comparisons.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	Dec 31,
	2025	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	170,734	177,329
Short-term investments	104,862	110,209
Accounts receivable, net	51,850	32,662
Inventories	947	1,255
Due from related parties	30,489	31,519
Prepayments and other current assets	14,588	10,058
Total current assets	373,470	363,032

Non-current assets:
Restricted cash	99	218
Long-term investments	751,728	30,599
Deferred tax assets	12,264	10,528
Property and equipment, net	53,916	55,430
Intangible assets, net	37,452	8,310
Goodwill	38,454	-
Long-term prepayments and other assets	5,477	5,334
Operating lease assets	2,504	450
Total assets	1,275,364	473,901

Liabilities
Current liabilities:
Accounts payable	33,477	22,964
Due to related parties, current	1,845	17
Contract liabilities, current portion	44,693	39,936
Lease liabilities	628	253
Income tax payable	5,046	9,386
Accrued liabilities and other payables	63,866	52,093
Short-term bank borrowings and current portion of long-term bank borrowings	28,153	2,087
Total current liabilities	177,708	126,736

Non-current liabilities:
Contract liabilities, non-current portion	1,105	458
Lease liabilities, non-current portion	1,721	161
Deferred tax liabilities	6,422	1,154
Bank borrowings, non-current portion	39,812	27,127
Other long-term payables	3,424	480
Total liabilities	230,192	156,116

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 307,351,196 shares outstanding as at December 31, 2024; 375,001,940 issued and 312,793,666 shares outstanding as at June 30, 2025)	78	77
Treasury shares (67,650,744 shares and 62,208,274 shares as at December 31, 2024 and June 30, 2025, respectively)	16	16
Additional paid-in-capital	477,812	477,244
Statutory reserves	8,723	8,718
Accumulated other comprehensive loss	(21,325)	(21,694)
Retained earnings/(accumulated deficits)	580,480	(146,305)
Total Xunlei Limited's shareholders' equity	1,045,784	318,056
Non-controlling interests	(612)	(271)
Total liabilities and shareholders' equity	1,275,364	473,901

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income/(Loss)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30,	Mar 31,	June 30,
	2025	2025	2024
	US$	US$	US$
Revenues, net of rebates and discounts	103,976	88,764	79,603
Business taxes and surcharges	(431)	(310)	(270)
Net revenues	103,545	88,454	79,333
Costs of revenues	(52,320)	(44,350)	(38,632)
Gross profit	51,225	44,104	40,701

Operating expenses
Research and development expenses	(18,422)	(18,743)	(17,470)
Sales and marketing expenses	(21,646)	(15,522)	(10,867)
General and administrative expenses	(9,796)	(11,791)	(11,231)
Credit loss (expenses)/write-back, net	(248)	65	(166)
Total operating expenses	(50,112)	(45,991)	(39,734)

Operating income/(loss)	1,113	(1,887)	967
Interest income	1,039	1,072	1,265
Interest expense	(328)	(220)	(182)
Other income, net	721,767	1,234	2,535
Income before income taxes	723,591	199	4,585
Income tax expense	3,813	(1,145)	(2,065)
Net income/(loss)	727,404	(946)	2,520

Less: net loss attributable to non-controlling interest	(186)	(146)	(235)
Net income/(loss) attributable to common shareholders	727,590	(800)	2,755

Earnings/(loss) per share for common shares
Basic	2.3306	(0.0026)	0.0086
Diluted	2.2965	(0.0026)	0.0086

Earnings/(loss) per ADS
Basic	11.6530	(0.0130)	0.0430
Diluted	11.4825	(0.0130)	0.0430

Weighted average number of common shares used in calculating:
Basic	312,196,048	306,082,940	320,688,429
Diluted	316,830,316	306,082,940	320,922,960

Weighted average number of ADSs used in calculating:
Basic	62,439,210	61,216,588	64,137,686
Diluted	63,366,063	61,216,588	64,184,592

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	June 30,	Mar 31,	June 30,
	2025	2025	2024
	US$	US$	US$
GAAP operating income/(loss)	1,113	(1,887)	967
Share-based compensation expenses	536	1,058	631
Non-GAAP operating income/(loss)	1,649	(829)	1,598

GAAP net income/(loss)	727,404	(946)	2,520
Share-based compensation expenses	536	1,058	631
Fair value changes of long-term investments	(719,688)	-	-
Non-GAAP net income	8,252	112	3,151

GAAP earnings/(loss) per share for common shares:
Basic	2.3306	(0.0026)	0.0086
Diluted	2.2965	(0.0026)	0.0086

GAAP earnings/(loss) per ADS:
Basic	11.6530	(0.0130)	0.0430
Diluted	11.4825	(0.0130)	0.0430

Non-GAAP earnings per share for common shares:
Basic	0.0270	0.0008	0.0106
Diluted	0.0266	0.0008	0.0105

Non-GAAP earnings per ADS:
Basic	0.1350	0.0040	0.0530
Diluted	0.1330	0.0040	0.0525

Weighted average number of common shares used in calculating:
Basic	312,196,048	306,082,940	320,688,429
Diluted	316,830,316	306,082,940	320,922,960

Weighted average number of ADSs used in calculating:
Basic	62,439,210	61,216,588	64,137,686
Diluted	63,366,063	61,216,588	64,184,592

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com